Exhibit 99.1

Genius Group Launches Genie AI Powered by GPT-4

SINGAPORE, April 19, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announces today the Alpha release of its Genie AI. Genie AI is designed to assist students throughout their learning journey on GeniusU, Genius Group’s Edtech platform. Our intended purpose is to leverage the power of artificial intelligence to guide students on personalized learning paths based on their talents, passions, purpose and personal goals.

Genie AI, when used as intended, enables students to name and personalize their own AI guide, which then learns with the student based on personal preferences and goals. Each AI guide follows Genius Group’s CLEAR philosophy of Connect, Learn, Earn, Act, and Review, which when used properly, working to enable daily steps to:

●	Connect each student to the communities, campuses mentors and students within Genius Group’s global community of 4.3 million students and users to support their journey.

●	Learn with each student, recommending the courses, events and programs to follow, from free courses and learning steps to vocational certifications, full bachelor’s degree programs and MBA programs.

●	Earn GEMs (GeniusU’s student credit system) by taking CLEAR steps with the students and finding earning opportunities, from employment and entrepreneurial projects to investment opportunities that best fit each student.

●	Act on key action steps and learning plans based on each student’s learning style and learning goals.

●	Review steps taken to ensure effective ‘learning by doing’, both at an individual and group level when guiding classes and in-company learning.

The Genie AI integrates GeniusU’s Genie with OpenAI’s GPT-4 and Salesforce’s Einstein AI. The Alpha version of Genie AI has launched with a select user group, and the waitlist for the Beta version of Genie AI is now open for registration at www.geniusu.ai.

The Beta version is scheduled for launch in the second quarter of 2023, and will launch within an upgraded version of GeniusU, optimized for students to have their own AI Genie guiding them on their lifelong learning journey. All students will have access to workshops to improve their AI-piloting skills alongside the existing courses focused on entrepreneurial, investing and vocational skills.

Genie AI will be available for all students across GeniusU’s University Campus, Entrepreneur Campus and Investor Campus in Q2, and for all K-12 students in the School Campus later in 2023. With the launch of the Beta version, it will also be available for all GeniusU partners and companies.

CEO of Genius Group, Roger Hamilton, said “While there are schools and universities banning students from using ChatGPT, new education systems will arise that will expect all students to have AI assistants. We see our Genius Curriculum as being one of the first in which learning with an AI assistant is compulsory, as the future will require us all to be AI-pilots.”

“There is a danger that the acceleration of artificial intelligence will leave many behind. We believe the future of education lies in the equation: AI + HI = SI, where the combination of Artificial Intelligence with Human Intelligence results in “Superhuman Intelligence”. Our commitment at Genius Group is to support this integration as a global platform for superhuman learning.”

To learn more about GeniusU AI and join the beta launch, visit www.geniusu.ai

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million students and users in 200 countries, ranging from ages 0 to 100.

For more information, please visit https://www.geniusgroup.net/

Investor Notice

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Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com